Exhibit 99.1

media release

SMART Reports Annual and Fourth Quarter 2016 Financial Results

CALGARY, Alberta - - May 26, 2016 - - SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA) (“SMART” or the “Company”), a leading provider of collaboration solutions, today announced financial results for its fourth quarter and fiscal year ended March 31, 2016.

Q4 and FY16 Financial Results

GAAP Results
(US$ millions except	Three months ended Mar. 31,		Twelve months ended Mar. 31,
per share amounts)	2016	2015	2016	2015
Revenue	$68.4	$99.6	$348.5	$492.9
Net (loss) income	$(0.2)	$(9.6)	$(60.9)	$24.1
EPS (diluted) (1)	$(0.02)	$(0.79)	$(4.99)	$1.91

Non-GAAP Results
(US$ millions except	Three months ended Mar. 31,		Twelve months ended Mar. 31,
per share amounts)	2016	2015	2016	2015
Adjusted Revenue(2)(3)	$68.4	$85.8	$348.5	$431.3
Adjusted Gross Margin(2)(3)	$23.7	$35.5	$121.9	$170.3
Adjusted EBITDA(2)(3)	$(2.9)	$1.8	$8.0	$34.4
Adjusted Net (Loss) Income(2)(3)	$(10.0)	$(5.2)	$(37.4)	$0.2
Adjusted EPS (diluted)(1)(2)(3)	$(0.82)	$(0.43)	$(3.06)	$0.01

(1)	In May 2016, the Company completed a 1-for-10 share consolidation of its issued and outstanding Common Shares. All share and per share amounts have been retroactively adjusted to reflect the share consolidation for all periods presented.
(2)	These are Non-GAAP measures. See “Non-GAAP measures” below for additional information.
(3)	We changed the definition of Adjusted Revenue in the second quarter of fiscal 2016, and in the third quarter of fiscal 2016 excluded an inventory charge of $21 million that we recognized in connection with slower than anticipated kapp sales (the “kapp Inventory Charge”). See “Non-GAAP measures” below. Amounts presented in respect of prior periods have been restated to account for these changes to the definition and the kapp Inventory Charge.

Q4 and FY16 Highlights

•	Revenue of $68 million in the fourth quarter of fiscal 2016 and $348 million in fiscal 2016. Adjusted Revenue decreased by $17 million in the fourth quarter of fiscal 2016 compared to the prior-year period and decreased by $83 million in fiscal 2016 compared to fiscal 2015. The decrease was due to lower revenue from interactive whiteboards, interactive projectors and attachment products, partly offset by increases in revenue from interactive flat panels.
•	Hardware and software solutions developed over the past three years comprised approximately 60% of our revenue in the fourth quarter and approximately 50% of revenue in fiscal 2016. These hardware and software solutions include interactive flat panels (“IFPs”), SMART Room Systems (“SRS”), SMART kapp, SMART kapp iQ, Notebook Advantage and SMART amp.
•	Education IFP revenue grew approximately 38% in the fourth quarter of fiscal 2016 compared to the same quarter last year and grew approximately 89% in fiscal 2016 compared to fiscal 2015.
•	SMART is now the market leader in the education sector in IFPs in the United States, according to data from Futuresource Consulting Ltd., an independent global research company that has tracked interactive display shipments since 2002. Based on Futuresource data with respect to the shipment of IFPs to educational institutions in the United States in 2015, SMART holds a 39% market share - the highest share of any IFP provider tracked by Futuresource.
•	Education software and services revenue, although a modest portion of overall revenue, grew 16% in the fourth quarter of fiscal 2016 over the same quarter last year and grew 26% in fiscal 2016 over fiscal 2015.

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•	Cash operating expenses were reduced by $9 million in the fourth quarter of fiscal 2016, from $35 million in the fourth quarter of fiscal 2015 to $26 million in the fourth quarter of fiscal 2016, and by $22 million in fiscal 2016, from $139 million in fiscal 2015 to $117 million in fiscal 2016. Our cash operating expenses are comprised of selling, marketing and administration and research and development expenses, excluding stock-based compensation and bad debt expenses.
•	Adjusted EBITDA of negative $3 million in the fourth quarter of fiscal 2016 and $8 million in fiscal 2016. The decrease over comparative prior periods was due to lower gross margin, partly offset by lower cash operating expenses.
•	As of March 31, 2016, SMART had access to capital of approximately $40 million, consisting of $20 million in cash and cash equivalents and $20 million of availability from our ABL facility. We ended the year with $108 million of debt outstanding, excluding the office premises capital lease, which was $53 million.
•	Launched kapp iQ, the most advanced member of the SMART kapp product family and kapp iQ Pro, which combines kapp iQ’s collaboration features with SMART Meeting Pro software.
•	Announced an agreement with the Ministry of Education for Gauteng province in South Africa for the installation of 1,800 SMART Board 6065 interactive displays and equivalent licenses for SMART Notebook collaborative learning software.
•	Announced our expanded agreement with Epson, which extends globally our existing agreement that bundles our SMART Notebook software with Epson BrightLink interactive projectors.
•	Expanded our portfolio of IFPs designed specifically for the rigors of both the education and enterprise markets, which incorporate key differentiating features. The new cost-competitive models include the SMART Board 6075, the SMART Board 4075 and the SMART Board 4084.
•	Introduced SMART Learning Suite, which bundles the power of our industry-leading SMART Notebook, the newly enhanced SMART Lesson Activity Builder (LAB), our game-based learning software, and the award-winning SMART amp.
•	Aligned SMART kapp cost structure with nearer-term sales opportunities, which are growing at a slower rate than originally anticipated. We remain committed to kapp and continue to analyze the appropriate channel, product pricing and business models to support longer-term sales growth. We are encouraged by our recent announcement of a deal with China Daheng Beijing Software Technology Co., Ltd for 4,000 SMART kapp boards to be purchased from SMART over the next 9 months, for distribution in China.

About SMART

SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA) is a world leader in simple and intuitive solutions that enable more natural collaboration. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and business around the globe. To learn more, visit smarttech.com.

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Forward-Looking Statements

This media release includes forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. These forward-looking statements relate both to us specifically and the technology product industry and business, demographic and other matters generally, and reflect our current views with respect to future events and our financial performance. Statements that include the words “expanding”, “expect”, “continuing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. The forward-looking statements in this media release pertain, among other matters, to our business, financial condition, financial performance, cost structure, results of operations, cash flows and plans, including in particular, but without limitation: (i) the growth in our revenue from sales of our newly-developed hardware and software solutions, including our interactive flat panel products for the education market; (ii) our new position as the market leader in interactive flat panel products for the education sector in the United States; (iii) the growth in our revenue from sales of software and services for the education market; (iv) the reduction of our operating expenses; (v) the extension globally in the scope of our agreement with Epson bundling our SMART Notebook software with Epson’s BrightLink interactive projectors; (vi) the expansion of our portfolio of interactive flat panel products for the education and enterprise markets; (vii) our commitment to SMART kapp; and (viii) our deal with China Daheng Beijing Software Technology Co., Ltd. For 4,000 SMART kapp boards to be purchased from SMART over the next 9 months.

All forward-looking statements address matters that involve known and unknown risks, uncertainties and assumptions, many of which are beyond our control. Accordingly, there are and will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in such statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our fiscal 2015 Annual Report on Form 20-F, including without limitation: (i) our sales to the education market are in decline and may continue to decline; (ii) sales of our new products may not be sufficient to offset the decline in our education sales, and if sales of new products are not sufficiently robust, our liquidity may be materially and adversely affected; (iii) our sales and operating results are difficult to predict; (iv) the level and upcoming maturities of our current and future debt could have an adverse effect on our business; and (v) our working capital requirements and cash flows are subject to fluctuation, which could have a material adverse effect on our business, financial condition or results of operations. In addition, we believe that these risk factors and assumptions include those set out in Management’s Discussion and Analysis for the three and twelve months ended March 31, 2016 (“MD&A”) and referenced under “Forward-Looking Statements” therein, including without limitation (i) our ability to maintain sales, including sales to the education market that continue to decline; (ii) sales of our new products and services may not be sufficient to offset the overall decline in sales; (iii) difficulty in predicting our sales and operating results; (iv) our ability to raise additional funds, manage cash flow, foreign exchange risk and working capital; and (v) our substantial debt could adversely affect our financial condition. Both the Annual Report on Form 20-F and the MD&A can be accessed on the SEDAR website at www.sedar.com or on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Although we believe that the assumptions inherent in the forward-looking statements contained in this media release are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Non-GAAP measures

Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share and Adjusted EBITDA are non-GAAP measures and should not be considered as alternatives to revenue, gross margin, gross margin percentage, net (loss) income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share, and Adjusted EBITDA have inherent limitations, and the reader should therefore not place undue reliance on them.

In the second quarter of fiscal 2016, we changed our definition of Adjusted Revenue from revenue adjusted for the change in deferred revenue balances during the period, to revenue adjusted for the accelerated deferred revenue recognized as a result of the change in accounting estimate as discussed below. All Adjusted Revenue amounts with respect to prior periods presented herein have been restated to reflect this change.

In the third quarter of fiscal 2016, we recognized the kapp Inventory Charge of $21 million and elected to remove this expense from our non-GAAP financial measures, including Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share, and Adjusted EBITDA. We removed the kapp Inventory Charge as we believe it is unusual and material, and enables us and our shareholders to better assess our operating performance in prior and future periods by improving the comparability of the financial information presented.

We calculate Adjusted Gross Margin by subtracting cost of sales, excluding the kapp Inventory Charge, from Adjusted Revenue.

Adjusted Gross Margin percentage is calculated by dividing Adjusted Gross Margin by Adjusted Revenue.

We define Adjusted Net (Loss) Income as net (loss) income before stock-based compensation (recovery) expense, restructuring costs, foreign exchange gains or losses, accelerated deferred revenue recognized, amortization of intangible assets, gains or losses related to the liquidation of foreign subsidiaries, gains or losses related to the sale of long-lived assets and the kapp Inventory Charge, all net of tax.

We calculate Adjusted Net (Loss) Income per share by dividing Adjusted Net (Loss) Income by the average number of basic and diluted shares outstanding during the period.

We define Adjusted EBITDA as Adjusted Net (Loss) Income before interest expense, income taxes, depreciation and other income.

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Due to the change in accounting estimate as a result of the reduction in the support period for previously sold products, as discussed in Note 1 in the audited consolidated financial statements, and the kapp Inventory Charge, as discussed in Note 4 in the audited consolidated financial statements, we chose to use the non-GAAP measures of Adjusted Revenue and Adjusted Gross Margin. Although the significant impact related to the change in accounting estimate for previously sold products ended in the fourth quarter of fiscal 2015, we will continue adjusting for this change for comparative purposes. We use Adjusted Revenue and Adjusted Gross Margin as key measures to provide additional insights into the operational performance of the Company and to help clarify trends affecting the Company’s business.

We use Adjusted Net (Loss) Income to assess the performance of the business after removing the after-tax impact of stock-based compensation (recovery) expense, restructuring costs, foreign exchange gains and losses, accelerated deferred revenue recognized, amortization of intangible assets, gains or losses related to the liquidation of foreign subsidiaries, gains or losses related to the sale of long-lived assets and the kapp Inventory Charge. We also use Adjusted EBITDA as a key measure to assess the core operating performance of our business after removing the after-tax effects of both our leveraged capital structure and the volatility associated with the foreign currency exchange rates on our U.S. dollar-denominated debt. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures, but such measures may not be directly comparable to ours. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of payments made under our incentive compensation plans. We believe Adjusted Net (Loss) Income and Adjusted EBITDA may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted Net (Loss) Income and Adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies.

We compensate for the inherent limitations associated with using Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income, Adjusted Net (Loss) Income per share and Adjusted EBITDA through disclosure of such limitations, presentation of our financial statements in accordance with GAAP, and reconciliation of Adjusted Revenue, Adjusted Gross Margin, Adjusted Gross Margin percentage, Adjusted Net (Loss) Income per share, Adjusted Net (Loss) Income, and Adjusted EBITDA to the most directly comparable GAAP measures: revenue, gross margin, gross margin percentage, net (loss) earnings per share and net (loss) income.

See the “Reconciliation of GAAP and Non-GAAP Results” section.

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SMART Technologies Inc.

Consolidated Condensed Statements of Operations

(millions of U.S. dollars, except for shares and per share amounts)

For the years ended March 31,
	2016	2015	2014

Revenue	348.5	492.9	589.2
Cost of sales	247.2	261.1	340.1
Gross margin	101.3	231.9	249.1

Operating expenses
Selling, marketing and administration	78.1	103.9	116.9
Research and development	36.0	43.3	40.1
Depreciation and amortization of property and equipment	8.1	11.3	16.4
Amortization of intangible assets	0.1	0.1	22.4
Restructuring costs	5.1	6.1	5.9
Gain on sale of long-lived assets	—	(0.1)	(4.2)
	127.3	164.5	197.4
Operating (loss) income	(26.0)	67.3	51.7

Non-operating expenses (income)
Interest expense	18.3	20.0	21.4
Foreign exchange loss	1.2	11.1	9.9
Other income	(0.7)	(0.7)	(0.8)
	18.8	30.4	30.6
(Loss) income before income taxes	(44.9)	37.0	21.1

Income tax expense (recovery)
Current	3.5	(1.9)	5.1
Deferred	12.5	14.8	(4.6)
	16.0	12.9	0.5
Net (loss) income	$(60.9)	$24.1	$20.5

(Loss) earnings per share
Basic	$(4.99)	$1.98	$1.70
Diluted	$(4.99)	$1.91	$1.62

Amounts in this table may not add up due to rounding.

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SMART Technologies Inc.

Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	March 31, 2016	March 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$20.0	$54.5
Trade receivables, net of allowance for receivables of $4.2 and $4.4	46.6	61.6
Income taxes recoverable	5.3	7.4
Inventory	42.7	51.6
Other current assets	6.7	6.5
	121.2	181.6

Inventory	5.2	—
Property and equipment	44.1	54.7
Deferred income taxes	3.2	16.4
Deferred financing fees	1.5	2.5
Other long-term assets	0.5	0.6
	$175.7	$255.8

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities
Accounts payable	$8.9	$18.7
Accrued and other current liabilities	36.6	44.3
Deferred revenue	16.5	13.1
Current portion of capital lease obligation	1.2	1.1
Current portion of long-term debt	12.5	10.2
	75.6	87.4

Long-term debt	95.4	96.3
Capital lease obligation	51.5	53.8
Deferred revenue	13.6	11.8
Deferred income taxes	0.2	—
Other long-term liabilities	0.6	0.9
	237.0	250.3

Shareholders' (deficit) equity
Share capital	695.7	695.3
Accumulated other comprehensive income	0.6	2.7
Additional paid-in capital	44.5	48.6
Accumulated deficit	(802.1)	(741.2)
	(61.3)	5.5
	$175.7	$255.8

Amounts in this table may not add up due to rounding.

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SMART Technologies Inc.

Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

For the years ended March 31,
	2016	2015	2014
Cash (used in) provided by
Operations
Net (loss) income	$(60.9)	$24.1	$20.5
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation and amortization of property and equipment	12.2	16.6	25.9
Amortization of intangible assets	0.1	0.1	22.4
Amortization of deferred financing fees	0.9	1.0	3.5
Amortization of long-term debt discount	1.6	1.3	0.4
Non-cash (recovery) expense in other liabilities	(0.1)	0.1	(3.9)
Stock-based compensation (recovery) expense	(3.8)	5.9	3.6
Unrealized (gain) loss on foreign exchange	(1.0)	12.5	10.6
Deferred income tax expense (recovery)	12.5	14.8	(4.6)
Gain on liquidation of foreign subsidiary	—	(0.4)	—
Gain on sale of long-lived assets	—	(0.1)	(4.2)
Changes in operating assets and liabilities:
Trade receivables	14.2	19.8	(26.4)
Inventory	(0.4)	19.3	(18.6)
Other current assets	(0.2)	2.2	1.1
Income taxes payable (recoverable)	1.2	(5.9)	21.8
Accounts payable, accrued and other current liabilities	(13.0)	(40.2)	7.4
Deferred revenue	5.7	(53.6)	(29.5)
Other long-term assets	—	—	(0.5)
Cash (used in) provided by operating activities	(31.0)	17.7	29.6
Investing
Capital expenditures	(2.8)	(6.7)	(11.4)
Proceeds from sale of long-lived assets	—	0.1	4.2
Proceeds from sale-leaseback, net	—	—	76.2
Cash (used in) provided by investing activities	(2.8)	(6.6)	69.1
Financing
Proceeds from long-term debt	10.0	5.0	128.0
Repayment of long-term debt	(10.2)	(14.4)	(302.9)
Financing fees paid	—	(0.0)	(4.8)
Repayment of capital lease obligation	(1.1)	(1.2)	(1.4)
Participant equity loan plan, net	0.0	0.2	0.6
Other	—	0.0	0.0
Cash used in financing activities	(1.2)	(10.3)	(180.6)
Effect of exchange rate changes on cash and cash equivalents	0.4	(4.5)	(1.3)
Net decrease in cash and cash equivalents	(34.5)	(3.7)	(83.2)
Cash and cash equivalents, beginning of year	54.5	58.1	141.4
Cash and cash equivalents, end of year	$20.0	$54.5	$58.1

Amounts in this table may not add up due to rounding.

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SMART Technologies Inc.

Reconciliation of GAAP and Non-GAAP Results

(millions of U.S. dollars)

The following table shows the reconciliation of revenue to Adjusted Revenue and gross margin to Adjusted Gross Margin.

	2016	2015	2014
Adjusted Revenue
Revenue	$348.5	$492.9	$589.2
Deferred revenue recognized – accelerated amortization	—	(61.6)	(33.8)
Adjusted Revenue	$348.5	$431.3	$555.3

Adjusted Gross Margin
Gross margin	$101.3	$231.9	$249.1
Deferred revenue recognized – accelerated amortization	—	(61.6)	(33.8)
kapp Inventory Charge	20.6	—	—
Adjusted Gross Margin	$121.9	$170.3	$215.2

The following table shows the reconciliations of net (loss) income to Adjusted Net (Loss) Income and Adjusted EBITDA and basic and diluted (loss) earnings per share to Adjusted Net (Loss) Income per share.

	2016	2015	2014
Net (loss) income	(60.9)	24.1	20.5
Adjustments to net (loss) income
Amortization of intangible assets	0.1	0.1	22.4
Foreign exchange loss	1.2	11.1	9.9
Accelerated deferred revenue recognized	—	(61.6)	(33.8)
Stock-based compensation	(3.8)	5.9	3.6
Restructuring costs	5.1	6.1	5.9
Gain on liquidation of foreign subsidiary(1)	—	(0.4)	—
Gain on sale of long-lived assets	—	(0.1)	(4.2)
kapp Inventory Charge	20.6	—	—
	23.1	(38.9)	3.7
Tax impact on adjustments(2)	(0.4)	(15.0)	(0.7)
Adjustments to net (loss) income, net of tax	23.5	(23.9)	4.4
Adjusted Net (Loss) Income	(37.4)	0.2	24.9
Additional adjustments to Adjusted Net (Loss) Income
Income tax expense (recovery)(3)	15.6	(2.1)	(0.1)
Depreciation in cost of sales	4.1	5.4	9.5
Depreciation of property and equipment	8.1	11.3	16.4
Interest expense	18.3	20.0	21.4
Other income(1)	(0.7)	(0.3)	(0.8)
Adjusted EBITDA	8.0	34.4	71.4
As a percent of revenue(4)	2.3%	8.0%	12.9%
Adjusted Net Income per share
(Loss) earnings per share - basic(5)	$(4.99)	$1.98	$1.70
Adjustments to net (loss) income, net of tax, per share	1.93	(1.97)	0.36
Adjusted Net (Loss) Income per share – basic(5)	$(3.06)	$0.01	$2.06

(Loss) earnings per share – diluted(5)	$(4.99)	$1.91	$1.62
Adjustments to net (loss) income, net of tax, per share	1.93	(1.90)	0.35
Adjusted Net (Loss) Income per share – diluted(5)	$(3.06)	$0.01	$1.97

(1)	Included in Other income in the consolidated statements of operations.
(2)	Reflects the tax impact on the adjustments to net (loss) income. A key driver of our foreign exchange gain is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.03 into our functional currency of Canadian dollars. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar- denominated debt is in a net loss position as measured against the original exchange rate and the loss cannot be carried back to a previous year, a valuation allowance is taken against it and as a result no net tax effect is recorded.
(3)	Income tax expense of $16 million (2015 – $13 million; 2014 – $1 million) per consolidated statement of operations, net of tax impact on adjustments to Adjusted Net (Loss) Income of $0.4 million for the year ended March 31, 2016 (2015 – $15 million; 2014 – $0.7 million).
(4)	Adjusted EBITDA as a percent of revenue is calculated by dividing Adjusted EBITDA by Adjusted Revenue.
(5)	All share and per share amounts have been retroactively adjusted to reflect the share consolidation for all periods presented.

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For more information, please contact:

Investor contact

Jody Kehler

Investor Relations Manager

SMART Technologies Inc.

+1.403.407.4486

JodyKehler@smarttech.com

Media contact

Jeff Lowe

Vice President, Corporate Marketing

SMART Technologies Inc.

+1.403.407.5330

JeffLowe@smarttech.com

© 2016 SMART Technologies. SMART kapp, kapp iQ, kapp iQ Pro, SMART Board 6065, SMART amp, Notebook Advantage, SMART Room System, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

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